# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hall of Fame Resort & Entertainment Co, CIK 0001708176
CUSIP: 40619L102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Date of event which requires filing of this statement: 11/20/2025
Filed by CIK 0001685448
Persons authorized to receive notices and communications: Rick Miller, Bryan Cave Leighton Paisner, 14th Floor, 1201 Peachtree St. NW,, Atlanta, Georgia (GA), 30309, (404) 572-6600; Amy Wilson, Bryan Cave Leighton Paisner, 14th Floor, 1201 Peachtree St. NW,, Atlanta, Georgia (GA), 30309, (404) 572-6600

## Reporting persons
- IRG Canton Village Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- IRG Canton Village Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- American Capital Center, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 701,604; sole dispositive power 0; shared dispositive power 701,604; aggregate amount beneficially owned 701,604 (10.5% of the class); the aggregate amount excludes certain shares
- CH Capital Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,380,981; sole dispositive power 0; shared dispositive power 12,380,981; aggregate amount beneficially owned 12,380,981 (67.5% of the class); the aggregate amount excludes certain shares
- IRG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 477,165; sole dispositive power 0; shared dispositive power 477,165; aggregate amount beneficially owned 477,165 (6.7% of the class); the aggregate amount excludes certain shares
- Midwest Lender Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 421,796; sole dispositive power 0; shared dispositive power 421,796; aggregate amount beneficially owned 421,796 (5.9% of the class); the aggregate amount excludes certain shares
- Lichter Stuart (CIK 0001685448): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,995,179; sole dispositive power 0; shared dispositive power 13,995,179; aggregate amount beneficially owned 13,995,179 (72.8% of the class); the aggregate amount excludes certain shares
  Comment: (1) Percentage is based on 6,700,844 shares of Common Stock issued and outstanding as of August 11, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025. Information regarding shares of Common Stock issuable in respect of convertible debt and warrants based on information reported by the Issuer, including interest accruals and principal balance of convertible debt with interest paid in kind. (2) American Capital Center, LLC beneficially owns 701,604 shares of the Issuer's Common Stock. (3) CH Capital Lending, LLC ("CH Capital") beneficially owns (a) 751,168 shares of Common Stock, (b) 94,743 shares of Common Stock issuable upon conversion of a $14,388,042 principal amount (as of March 31, 2025) convertible note (the "Convertible Note") with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (c) 455,867 shares of Common Stock issuable upon the exercise of Series C warrants with an exercise price of $12.77 per share, (d) 111,321 shares of Common Stock issuable upon the exercise of Series D warrants with an exercise price of $12.77 per share, (e) 45,419 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share, (f) 521,493 shares of Common Stock issuable upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share (including shares issuable in respect of accrued and unpaid dividends), (g) 4,676,757 shares of Common Stock issuable upon conversion of $17,023,398 principal amount (as of March 31, 2025) under the Third Amendment to Second Amended and Restated Secured Cognovit Promissory Note, dated March 17, 2023, as amended (the "2020 Term Loan Note") with a conversion price of $3.64 per share, (h) 3,275,040 shares of Common Stock issuable upon conversion of $11,921,148 principal amount (as of March 31, 2025) under the First Amended and Restated Promissory Note, dated December 8, 2023 (the "2022 Term Loan Note") with a conversion price of $3.64 per share, (i) 1,077,233 shares of Common Stock issuable upon conversion of a $13,756,271 principal amount (as of March 31, 2025) under the Business Loan Agreement, dated June 16, 2022, as amended (the "Bridge Loan") with a conversion price of $12.77 per share, (j) 933,434 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $11,919,960 (as of March 31, 2025) with a conversion price of $12.77 per share (the "Hotel II Note"), and (k) 438,506 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $5,599,731 (as of March 31, 2025) with a conversion price of $12.77 per share (the "Split Note"). The Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note are convertible, and the Series C, Series D and Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the warrants and the conversion of the Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note. (4) IRG, LLC ("IRG") beneficially owns (a) 15,950 shares of the Issuer's Common Stock, (b) 438,506 shares of Common Stock issuable upon the conversion of $5,599,731 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share, and (c) 22,709 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share. The convertible promissory note and the Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series E warrants and the conversion of the convertible promissory note. (5) Midwest Lender Fund, LLC ("MLF") beneficially owns (a) 5,681 shares of the Issuer's Common Stock, (b) 5,677 shares of the Common Stock issuable upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (c) 410,438 shares of Common Stock issuable upon the conversion of $5,241,300 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series G warrants and the conversion of the convertible promissory note. (6) Mr. Lichter beneficially owns 9,090 shares of Common Stock and 4,543 shares of Common Stock issuable upon the exercise of Series B warrants with an exercise price of $30.81 per share. The Series B warrants are exercisable within 60 days. Mr. Lichter may be deemed to beneficially own (a) through his indirect ownership of membership interests in IRG, (i) 15,950 shares of Common Stock held by IRG, (ii) 22,709 shares of Common Stock issuable to IRG upon the exercise of Series E warrants with an exercise price of $12.77 per share and (iii) 438,506 shares of Common Stock issuable to IRG upon the conversion of $5,599,731 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share, (b) through his beneficial ownership of membership interests in MLF, (i) 5,681 shares of Common Stock, (ii) 5,677 shares of Common Stock issuable to MLF upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (iii) 410,438 shares of Common Stock issuable to MLF upon the conversion of $5,241,300 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share, (c) through his indirect ownership of membership interests in CH Capital, (i) 751,168 shares of Common Stock, (ii) 455,867 shares of Common Stock issuable to CH Capital upon the exercise of Series C warrants with an exercise price of $12.77 per share, (iii) 111,321 shares of Common Stock issuable to CH Capital upon the exercise of Series D warrants with an exercise price of $12.77 per share, (iv) 45,419 shares of Common Stock issuable to CH Capital upon the exercise of Series E warrants with an exercise price of $12.77 per share, (v) 521,493 shares of Common Stock issuable to CH Capital upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share (including shares issuable in respect of accrued and unpaid dividends), (vi) 4,676,757 shares of Common Stock issuable to CH Capital upon conversion of a $17,023,398 principal amount (as of March 31, 2025) pursuant to the 2020 Term Loan Note with a conversion price of $3.64 per share, (vii) 3,275,040 shares of Common Stock issuable to CH Capital upon conversion of a $11,921,148 principal amount (as of March 31, 2025) pursuant to the 2022 Term Loan Note with a conversion price of $3.64 per share, (viii) 1,077,233 shares of Common Stock issuable to CH Capital upon conversion of a $13,756,271 principal amount (as of March 31, 2025) under the Bridge Loan with a conversion price of $12.77 per share, (ix) 94,743 shares of Common Stock issuable to CH Capital upon the conversion of a $14,388,042 principal amount (as of March 31, 2025) pursuant to the Convertible Note with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (x) 933,434 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $11,919,960 (as of March 31, 2025) under the Hotel II Note with a conversion price of $12.77 per share, and (xi) 438,506 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $5,599,731 (as of March 31, 2025) under the Split Note with a conversion price of $12.77 per share, and (d) 701,604 shares of Common Stock through his indirect control over American Capital Center, LLC. The Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note are convertible, and the Series C, D and E warrants are exercisable within 60 days. Mr. Lichter disclaims beneficial ownership of all shares held by IRG Canton Village Member, IRG Canton Village Manager, CH Capital, IRG, MLF, and American Capital Center, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating his percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise and/or conversion of (a) the Series B warrants to Mr. Lichter, (b) the Series C, Series D and Series E warrants to CH Capital, (c) the Series C Preferred Stock to CH Capital, (d) the Convertible Note, 2020 Term Loan Note, 2022 Term Loan Note, Bridge Loan, Hotel II Note and Split Note to CH Capital, (e) the Series G warrants to MLF, (f) the convertible promissory note to MLF, and (g) the convertible promissory note to IRG.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Hall of Fame Resort & Entertainment Co
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Comment: This Amendment No. 11 (this "Amendment No. 11") relates to the Common Stock, par value $0.0001 per share (the "Company Common Stock"), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on July, 14, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on January 5, 2021 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 16, 2022 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on May 2, 2024 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 1, 2024 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on March 26, 2025 ("Amendment No. 5"), and Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on May 12, 2025 ("Amendment No. 6"), Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on September 9, 2025 ("Amendment No. 7"), Amendment No. 8 to the Original Schedule 13D filed by the Reporting Persons on September 18, 2025 ("Amendment No. 8"), Amendment No. 9 to the Original Schedule 13D filed by the Reporting Persons on October 1, 2025 ("Amendment No. 9") and Amendment No. 10 to the Original Schedule 13D filed by the Reporting Persons on October 24, 2025 ("Amendment No. 10", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the "Schedule 13D"). This Amendment No. 11 amends and supplements the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate the following:

The description of the Transaction set forth and defined in Item 4 of this Amendment No. 11 is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate the following:

On November 20, 2025, HOF Village, LLC was dissolved, and its 683,083 Common Shares of the Issuer were distributed to American Capital Center LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D, with respect to each Reporting Person, are hereby amended and supplemented as follows:

The responses of each Reporting Person in Paragraphs (a) and (b) of the Schedule 13D, are amended and updated to reflect the information contained in Rows 7 through 13 of the cover page with respect to such Reporting Person in this Amendment No. 4, and such information is incorporated herein by reference.

Except as described in Item 4 above, there have been no transactions effected by any Reporting Person in the shares of the Issuer's Common Stock during the preceding 60 days.

## Signatures
- IRG Canton Village Manager, LLC: /s/ Stuart Lichter, Stuart Lichter/President (11/24/2025)
- IRG Canton Village Member, LLC: /s/ Stuart Lichter, Stuart Lichter/President (11/24/2025)
- American Capital Center, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (11/24/2025)
- CH Capital Lending, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (11/24/2025)
- IRG, LLC: /s/ Stuart Lichter, Stuart Lichter/President (11/24/2025)
- Midwest Lender Fund, LLC: /s/ Stuart Lichter, Stuart Lichter/President (11/24/2025)
- Lichter Stuart: /s/ Stuart Lichter, Stuart Lichter, an individual (11/24/2025)